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Media Release



05007027


RECD S.E.C.
APR 0 1 2005
1086


Roche

Basel, 22 March 2

New lung cancer medicine Tarceva receives first European approval

Swiss authority clears first and only medicine in its class that prolongs survival in advanced lung cancer

Roche's innovative cancer drug Tarceva (erlotinib) today received approval by the Swiss health authority Swissmedic for the treatment of patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) after failure of at least one prior chemotherapy regimen. Tarceva is an oral tablet indicated for daily administration.

"Tarceva offers new hope to people who are suffering from this lung cancer" said William M. Burns, CEO of Roche's Pharmaceuticals Division. "Tarceva is the first medicine in its class with a proven survival and without some of the unpleasant side effects of chemotherapy."

Lung cancer is the most common cancer worldwide[1]. There are an estimated 1.2 million new cases annually and it is reported that someone, somewhere dies of the disease every 30 seconds.[2] NSCLC is the most common form of lung cancer accounting for almost 80% of cases. The Swiss approval and launch also results in a certificate for free sale which is required in more than 80 other countries.

"Tarceva is a significant addition to our arsenal of treatments for patients with advanced NSCLC." said Dr. Miklos Pless from University Hospital Basel. "There are currently very few treatment options for these patients, but we are now able to offer them the chance of extending their survival without the side effects associated with chemotherapy."

Roche filed for approval with the Swissmedic in September 2004, with a fast track procedure granted by Swissmedic. The Swiss approval is based on data from a pivotal Phase III study which compared Tarceva to placebo for the treatment of patients with advanced NSCLC, following failure of first or second-line chemotherapy. Patients receiving Tarceva showed an increase in

F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

median survival by 42% compared to those in the placebo arm (6.7 months vs. 4.7 months), an improvement of 2 months.[3] There was also a significant increase in both the length of time before patients disease symptoms deteriorated and the time when patients were stable and there was no progression of their cancer. A 45% improvement in survival at one year was observed with Tarceva, with benefits being shown in a broad spectrum of patients.

Tarceva was first approved in the United States in November 2004, after priority review, for the treatment of patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) after failure of at least one prior chemotherapy regimen.

About Tarceva

Tarceva is an investigational small molecule that targets the human epidermal growth factor receptor (HER1) pathway. HER1, also known as EGFR, is a key component of this signalling pathway, which plays a role in the formation and growth of numerous cancers. Tarceva blocks tumour cell growth by inhibiting the tyrosine kinase activity of the HER1 signalling pathway inside the cell.

Similarly to the significant survival benefit in NSCLC, Tarceva has also shown survival benefit in a phase III study in locally advanced or metastatic pancreatic cancer patients. The study met its primary endpoint of improving overall survival.

Tarceva is currently being evaluated in an extensive clinical development program by a global alliance among OSI Pharmaceuticals, Genentech, and Roche. Chugai is pursuing its development and regulatory approval for the Japanese market. In the United States, Tarceva is jointly marketed by Genentech and OSI Pharmaceuticals.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech

and Chugai.

References:
1. World Health Organisation, World Cancer Report, 2003.
2. www.lungcancercoalition.org/cancer_facts.html
3. Shepherd F, Pereira J, Ciuleanu TE, et al A randomized placebo-controlled trial of erlotinib in patients with advanced non-small cell lung cancer (NSCLC) following failure of 1st line or or 2nd line chemotherapy. A National Cancer Institute of Canada Clinical Trials Group (NCIC). (Abstract #7022), ASCO 2004.

Further information:

About Roche: www.roche.com

About Genentech: www.gene.com

About OSI Pharmaceuticals: www.osip.com

About cancer: www.health-kiosk.ch

Roche in Oncology:

http://www.roche.com/pages/downloads/company/pdf/mboncology05e_a.pdf

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Media Release




RECD S.E.C.
APR 01 2005
1086

Basel, 29 March 2005

FDA approves once-monthly Boniva for osteoporosis
First ever monthly single tablet for any disease

The U.S. Food and Drug Administration (FDA) approved once-monthly oral Boniva (ibandronate sodium) 150 mg Tablets, the first and only once-a-month medicine for the treatment of postmenopausal osteoporosis, Roche and GlaxoSmithKline (GSK) announced last Friday.

Boniva is the first-ever oral treatment administered as one tablet once a month for any chronic disease. With once-monthly Boniva, an effective bisphosphonate, patients would take 12 tablets a year versus 52 required with current weekly bisphosphonate treatments.

"Boniva is the first and only once-monthly osteoporosis medication that maintains and actually builds bone density," said Ronald Emkey, M.D., clinical trial investigator and Medical Director of Radiant Research, Reading, PA. "The approval of this medication is significant because it offers patients a new treatment option that is effective and easy to take."

Why monthly Boniva?

This new treatment option comes in the wake of the Surgeon General's Report elevating osteoporosis to a major public health threat on par with smoking and obesity.[1] Forty-four million Americans over 50 years of age, are affected by or at risk for osteoporosis, which causes bones to become weak and more likely to break, and can result in severe pain, deformity, disability, hospitalization and even death.[2] To improve persistence, the Surgeon General's Report has recommended, among various measures, simplifying and organizing treatment regimens.[1]

F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

"Osteoporosis is a serious, widespread and growing public health threat. We welcome any new treatment options such as Boniva that will help patients address this all too prevalent disease," said Judith Cranford, Executive Director, National Osteoporosis Foundation.

Developed in response to patient need, once-monthly Boniva was approved based on a supplemental new drug application. Once-monthly oral Boniva is not currently approved for use outside of the U.S., although it is undergoing regulatory review in markets across the world, including Europe, where it will be marketed under the trademark Bonviva.

Boniva 150 mg once-monthly and Boniva 2.5 mg daily are indicated for the treatment and prevention of postmenopausal osteoporosis. Once-monthly Boniva is expected to be available by prescription in U.S. pharmacies in April.

About Boniva

- Daily Boniva (2.5 mg) was approved for the treatment and prevention of osteoporosis based on studies showing that, over three years, it significantly reduced the risk of new vertebral fractures in women with postmenopausal osteoporosis, and increased BMD in postmenopausal women without osteoporosis.
- Once-monthly oral Boniva (150 mg) was approved based on results from MOBILE (Monthly Oral iBandronate In LadiEs), a randomised, double-blind, multinational, non-inferiority trial in 1,602 women with postmenopausal osteoporosis showing that the monthly dose was at least equivalent to the daily dose in increasing BMD after one year at lumbar spine and other skeletal sites.
- Boniva 150 mg once-monthly and Boniva 2.5 mg daily are indicated for the treatment and prevention of postmenopausal osteoporosis. It is a small, film-coated easy to swallow tablet.
- Patients who take Boniva are eligible to sign up for the Boniva Patient Support Program designed to help enhance compliance (taking therapy as directed) and persistence (staying on therapy) with this unique once-monthly regimen.
- For more information go to www.4Boniva.com.

About Post Menopausal Osteoporosis

Bone is constantly being rebuilt and goes through a balanced process of bone break-down and new bone formation. After menopause, this balance is disrupted and women loose bone faster than it is rebuilt. This imbalance can be easily measured by simple blood or urine tests. After years of bone loss, bones become brittle and more likely to break. The goal of osteoporosis treatment is to restore the bone balance hence increasing bone mass and consequently decreasing the risk of

osteoporotic fractures.

- Osteoporosis affects an estimated 75 million people in Europe, USA and Japan.[3]
- 1/3 of women over 50 will experience osteoporotic fractures.[3]
- Osteoporosis is a common and chronic condition.[3]
- Like many chronic conditions, over half of all patients prescribed daily or weekly osteoporosis treatment stop taking their medicine within 12 months.[4,5]
- This insufficient adherence to treatment can result in increased risk of further fractures.[6,7]
- Taking tablets less often can assist patients to stay on their therapy.[4,5]
- The cost to healthcare systems worldwide as a result of osteoporotic fractures is estimated to be in the billions of US dollars each year.[3]
- The prevalence of osteoporosis is growing, especially as the number of postmenopausal women in the population continues to rise.[3]
- An estimated 52 million women aged fifty plus are expected to be affected by osteoporosis and osteopenia by 2010 and 61 million are expected to be affected by 2020.[3]

Roche/GSK Collaboration

In December 2001, Hoffmann-La Roche (Roche) and GlaxoSmithKline (GSK) announced their plans to co-develop and co-promote Boniva for the treatment and prevention of postmenopausal osteoporosis in all countries except Japan. The Roche/GSK collaboration provides expertise and commitment to bringing new osteoporosis therapies to market as quickly as possible.

About GSK

GSK, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information, visit GSK on the World Wide Web at www.gsk.com.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and

strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Further information:

About osteoporosis: www.health-kiosk.ch/start_osteo.htm

About Roche: www.roche.com

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

1 Bone Health and Osteoporosis: A Report of the Surgeon General. Rockville, MD: U.S. Department of Health and Human Services, Office of the Surgeon General; 2004.
2 America's Bone Health: The State of Osteoporosis and Low Bone Mass in Our Nation: The National Osteoporosis Foundation; February 2002.
3 International Osteoporosis Foundation.
4 Cramer JA, Amonkar MM, Hebborn A, Suppapanya N. Does dosing regimen impact persistence with bisphosphonate therapy among postmenopausal osteoporotic women? J Bone Miner Res 2004;19(Suppl. 1):S448(Abstract M434).
5 Ettinger M, Gallagher R, Amonkar M, et al. Medication persistence is improved with less frequent dosing of bisphosphonates, but remains inadequate. Arthritis Rheum 2004;15(Suppl):S513(Abstract 1325).
6 Caro JJ, Ishak KJ, Huybrechts KF, et al. The impact of compliance with osteoporosis therapy on fracture rates in actual practice. Osteoporos Int 2004 (In press).
7 McCombs JS, Thiebaud P, McLaughlin-Miley C, et al. Compliance with drug therapies for the treatment and prevention of osteoporosis. Maturitas 2004;48:271-87.